CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Ricardo Miranda Díaz, P.Eng., Registered Member of the Chilean Mining Commission, Corporate Technical Manager, Yamana Gold Inc., hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Ernesto/Pau a Pique Project (for Pau a Pique) and the Gualcamayo Project as at December 31, 2013 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Ricardo Miranda Díaz
Name:	Ricardo Miranda Díaz, P.Eng., Registered Member of the Chilean Mining Commission
Title:	Corporate Technical Manager

March 28, 2014